Exhibit 12.1

Armstrong Energy, Inc.

Calculation of Historical Earnings to Fixed Charges

(Dollar amounts in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees	$(21,379)	$(10,445)	$8,169	$4,328	$(18,039)	$(1,169)	$(6,496)
Fixed charges	18,976	18,481	16,148	12,912	14,067	3,386	7,238
Capitalized interest	(3,521)	(3,954)	(2,830)	(1,545)	(1,179)	(375)	(575)
Amortization of capitalized interest	38	105	89	539	523	145	227

Adjusted pre-tax income (loss) from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees	$(5,886)	$4,187	$21,576	$16,234	$(4,628)	$1,987	$394

Fixed Charges
Interest expense (1)	$14,752	$12,651	$11,070	$8,004	$10,011	$2,244	$5,972
Capitalized interest	3,521	3,954	2,830	1,545	1,179	375	575
Portion of rental expense deemed to represent interest expense	703	1,876	2,248	3,363	2,877	767	691

Total fixed charges	$18,976	$18,481	$16,148	$12,912	$14,067	$3,386	$7,238

Ratio of earnings to fixed charges	—	—	1.34	1.26	—	—	—

Deficiency of earnings to cover fixed charges	$(24,862)	$(14,294)	$—	$—	$(18,695)	$(1,399)	$(6,844)

(1) Amount does not include interest on long-term obligation to related party.